UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

CLEARWATER ACQUISITION I, INC.

(Offeror)

COLEMAN CABLE, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.51 PAR VALUE

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Richard N. Burger

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

James J. Junewicz, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,200,693.60	$5,364.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value was determined based upon the product of (i) 6,416,763 shares of common stock of the subject company, other than those shares owned by Coleman Cable, Inc., Clearwater Acquisition I, Inc. and their affiliates, and (ii) $7.20 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .00011610.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,364.00	Filing Parties:	Coleman Cable, Inc. and Clearwater Acquisition I, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2011 (as amended and supplemented, the “Schedule TO”) by Coleman Cable, Inc., a Delaware corporation (“Coleman”), and Clearwater Acquisition I, Inc., a Florida corporation and a wholly owned subsidiary of Coleman (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.51 per share (together with the associated stock purchase rights, the “Shares”), of Technology Research Corporation, a Florida corporation (“TRC”), that are not already owned by Coleman, the Purchaser or their affiliates at $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Section 17 (Legal Proceedings) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On or about April 22, 2011, a putative shareholder class action complaint was filed in the Circuit Court of Pinellas County, Florida against Coleman, the Purchaser, TRC and certain individual members of the TRC Board (Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021)) (the “Complaint”).

The Complaint generally alleges, among other things, that Coleman, by and through the Purchaser, aided and abetted TRC and the individual defendants’ breach of fiduciary duty owed to TRC shareholders by entering into the Merger Agreement. The Complaint generally seeks, among other things, declaratory relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed Merger, and other forms of equitable relief. The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(5)(ii) to the Schedule TO. In addition to the Complaint, the plaintiff also filed a motion for expedited proceedings.

On or around April 29, 2011, the defendants together filed with the Court a response in opposition to the plaintiff’s motion for expedited proceedings.

On or around May 2, 2011, TRC and the members of the TRC Board filed with the Court their respective motions to dismiss the Complaint. Prior to and in lieu of the Court hearing the various motions by the parties, the defendants agreed to permit the plaintiff and its legal counsel to engage in limited discovery in connection with the allegations raised in the Complaint. After engaging in such discovery, the plaintiff determined not to continue to prosecute the Complaint. On May 13, 2011, the parties filed with the Court a stipulation for voluntary dismissal without prejudice with each party to bear its own costs and attorneys’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2011

COLEMAN CABLE, INC.

By:	/s/ G. Gary Yetman
Name:	G. Gary Yetman
Title:	President and Chief Executive Officer

CLEARWATER ACQUISITION I, INC.

By:	/s/ G. Gary Yetman
Name:	G. Gary Yetman
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)*	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11CA003568)).

(b)(1)*	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)*	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)*	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)*	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.